AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 2006

INVESTMENT COMPANY ACT FILE NO. 811-21479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ POST-EFFECTIVE AMENDMENT NO. 12

(CHECK APPROPRIATE BOX OR BOXES)

MADISON HARBOR BALANCED STRATEGIES, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

THE CHRYSLER BUILDING

405 LEXINGTON AVENUE

NEW YORK, NY 10174

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 380-5500

EDWARD M. CASAL

CHIEF EXECUTIVE OFFICER

MADISON HARBOR BALANCED STRATEGIES, INC.

THE CHRYSLER BUILDING

405 LEXINGTON AVENUE

NEW YORK, NY 10174

(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPIES TO:

STEVEN B. BOEHM

SUTHERLAND ASBILL & BRENNAN LLP

1275 PENNSYLVANIA AVENUE, N.W.

WASHINGTON, DC 20004

THIS REGISTRATION STATEMENT HAS BEEN FILED BY REGISTRANT PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED. HOWEVER, INTERESTS IN THE REGISTRANT ARE NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), SINCE SUCH INTERESTS WILL BE ISSUED SOLELY IN PRIVATE PLACEMENT TRANSACTIONS WHICH DO NOT INVOLVE ANY “PUBLIC OFFERING” WITHIN THE MEANING OF SECTION 4(2) OF THE 1933 ACT. INVESTMENT IN THE REGISTRANT MAY BE MADE ONLY BY INDIVIDUALS OR ENTITIES WHICH ARE “ACCREDITED INVESTORS” WITHIN THE MEANING OF REGULATION D UNDER THE 1933 ACT. THIS REGISTRATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY INTERESTS IN THE REGISTRANT.

Information included in the Private Placement Memorandum contained in Amendment No. 11 to the Registration Statement, filed February 23, 2006, is incorporated herein by reference, except that the disclosure contained in the following sections is replaced and/or supplemented, as the case may be, with the corresponding sections set forth below in the attached Private Placement Memorandum Supplement:

PRIOR SECTION	UPDATED SECTION	TYPE OF REVISION
The Offering	The Offering	Replaced
The Fund	The Fund	Supplemented
Summary of Current Approved and Subscribed Underlying Funds	Summary of Current Approved and Subscribed Underlying Funds	Replaced First Paragraph and Table
Summary of Current Approved and Subscribed Underlying Funds	Subscriptions	Supplemented
Investment Objectives and Stategies — Underlying Funds	Changes to Pre-Approved Underlying Funds	Supplemented
Management — Custodian and Transfer Agent	Custodian	Supplemented

PRIVATE PLACEMENT MEMORADUM SUPPLEMENT DATED May 20, 2006

(to Private Placement Memorandum dated February 20, 2006)

Up to Approximately $300,000,000

MADISON HARBOR BALANCED STRATEGIES, INC.

A Real Estate Private Equity Fund of Funds

This private placement memorandum supplement of Madison Harbor Balanced Strategies, Inc. (the “Fund”) supplements the private placement memorandum dated February 20, 2006 relating to the offering of up to 300,000 shares of our common stock, par value $0.0001 (the “Shares”), at a cost of $1,000 per Share, by updating certain information concerning how the offering will be conducted, as well as other related matters.  You should carefully read this private placement memorandum supplement and the private placement memorandum before investing in our Shares, and retain copies of each for future reference.  You should also review the information set forth under “Risk Factors” on page 2 of the private placement memorandum before investing.

THE OFFERING

We are offering investors the opportunity to subscribe to purchase our Shares.  We are offering up to approximately 300,000 Shares through Wells Fargo Investments, a registered broker-dealer and other brokers or dealers (collectively with Wells Fargo Investments, the “Distributors,” each firm a “Distributor”).  To the extent that a Distributor’s voting discretion and/or dispositive power over our Shares exceeds 25% of our Shares outstanding, such Distributor may be deemed to control the Fund, within the meaning of the Investment Company Act of 1940.  As such, the Fund’s primary Distributor, Wells Fargo Investments, may be deemed to control the Fund within the meaning of the Investment Company Act of 1940. We conducted an initial closing on January 28, 2005 (the “Initial Closing Date”) and twelve subsequent closings through April 30, 2006 (the “Thirteenth Closing Date”) pursuant to which we received cumulative net proceeds of $22,421,000. The Adviser in its sole discretion may conduct additional closings subsequent to the Thirteenth Closing Date, though the Adviser is not obligated to do so.  The Adviser currently anticipates conducting additional closings subsequent to the Thirteenth Closing Date of which the fourteenth closing is expected to occur on or about May 31, 2006 (the “Fourteenth Closing Date”) and any additional closings subsequent to the Thirteenth Closing Date are expected to occur on or prior to December 31, 2006 (the “Subsequent Closing Dates,” each a “Subsequent Closing Date”), though the number and dates of such additional closings remain subject to change in the Adviser’s sole discretion.

Payments transmitted by subscribers to us, or to the Distributors, for investment in Madison Harbor Balanced Strategies, Inc. (the “Fund”) will be deposited in an interest-bearing bank escrow account with SEI Global Fund Services pending the Fourteenth Closing Date, or if received thereafter, the next scheduled Subsequent Closing Date.  Funds deposited into the escrow account will be invested in accordance with applicable law until the Fourteenth Closing Date, or if received subsequent thereto, the next scheduled Subsequent Closing Date.  At the time of the Fourteenth Closing Date, and each Subsequent Closing Date, all funds deposited in the escrow account will be released to the Fund and may be invested in Underlying Funds in the Adviser’s sole discretion. In the event that the Fund rejects a subscriber’s Subscription Agreement or a subscriber elects to withdraw his or her subscription prior to the next scheduled Subsequent Closing Date, we will promptly deliver to such subscriber all funds received.  No interest will be paid on an investor’s escrowed funds in the event of such a rejection or withdrawal.  In addition, subscribers may not withdraw their subscriptions after the applicable closing date as of which their funds have been released from escrow and invested in the Fund.

The Adviser may elect to terminate the offering at any point subsequent to the Fourteenth Closing Date and all proceeds from the offering received subsequent to the Fourteenth Closing Date will be refunded to investors with any interest earned thereon and without any deductions.

The Underlying Funds in which we invest will likely experience operating losses in the early years of their operations as they call capital from investors and begin to build their respective portfolios.  Therefore, until they fully execute their strategies, it may take several years for the Underlying Funds to appreciate (or depreciate) in value.  As such, our proportionate allocated share of such operating losses will likely result in a decline in the recorded values of our Underlying Fund investments in the early years of the Fund’s life.  This phenomenon, know as the “J-Curve”, is typically associated with private equity investing.

In making our investments in Underlying Funds, we have made the judgment that, as the Underlying Funds fulfill their investment programs, gains will be realized in the later years of their operations that will more than offset the earlier operating losses, thus resulting in long term positive annualized total returns over the life of our Underlying Fund investments.  However, there can be no assurance that such judgments will prove correct or, more generally, there can be no assurance regarding the future performance of any investment in an Underlying Fund.

Our Net Asset Value is determined quarterly, as set forth on pages 72 through 74 of the private placement memorandum.  As of March 31st 2006, our net assets were $19,981,590, as compared to total contributed capital by our shareholders of $20,216,000, which equates to a Net Asset Value per share of $988.40.

THE FUND

On April 19, 2006, the Fund formed a wholly-owned subsidiary, Madison Harbor Balanced Strategies Taxable REIT Subsidiary, Inc. Unlike the income earned from other investments in which the Fund owns an interest, income earned by the investments of a taxable REIT subsidiary is not attributable to the Fund for the purposes of certain REIT qualification tests, and this income does not maintain its character when distributed from the taxable REIT Subsidiary to the Fund as a dividend. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting the REIT status of its Fund. The Fund may employ one or more taxable REIT subsidiaries through which to invest in Underlying Funds or other assets, the ownership of which might adversely affect the Fund’s qualification under the REIT rules if such assets were held directly.

SUMMARY OF CURRENT APPROVED AND SUBSCRIBED UNDERLYING FUNDS

We have committed $1,478,000 to MMA/Transwestern Mezzanine Realty Partners II LLC, of which approximately $459,000 has been called.  We have also committed $1,500,000 to Legg Mason Real Estate Capital II Inc., of which $150,000 has been called.  We have committed $2,000,000 to Legacy Partners Realty Fund I, LLC, of which approximately $1,286,000 has been called.  We have committed $2,000,000 to Five Arrows Realty Securities IV LP, of which approximately $743,000 has been called. We have committed $1,500,000 to Guardian Realty Fund II LLC, of which approximately $308,000 has been called.  We have committed $2,500,000 to Keystone Property Fund II LP, of which approximately $650,000 has been called.  We have committed $1,500,000 to RREEF America REIT III Inc., of which approximately $750,000 has been called. Finally, have committed $2,500,000 to Parmenter Realty Fund III, LP, of which approximately $73,000 has been called.

	Targeted	Stated Minimum Investment	Investment Strategy		Regions		Investment Type
Subscribed	Fund Size	Amounts		Value
Underlying Funds	($ million)	($ million)	Opportunistic	Added	US	Int’l	Equity	Debt
MMA/Transwestern Mezzanine Realty Partners II	300	5.0	™	˜	˜	™	™	˜
Legacy Partners Realty Fund I	330	10.0	™	˜	˜	™	˜	™
Legg Mason Real Estate Capital II	446	2.0	™	˜	˜	™	™	˜
Five Arrows Realty Fund IV	445	10.0	˜	˜	˜	™	™	˜

Guardian Realty Fund II	114	5.0	™	˜	˜	™	˜	™
Keystone Property Fund	150	0.5	˜	˜	˜	™	˜	™
RREEF America III REIT	1,200	1.0	™	˜	˜	™	˜	™
Parmenter Realty Fund III	250	5.0	™	˜	˜	™	˜	™

SUBSCRIPTIONS

Detailed descriptions of MMA/Transwestern Mezzanine Realty Partners II, LLC, Legacy Partners Realty Fund I, LLC, Legg Mason Real Estate Capital II, Inc., Five Arrows Realty Securities IV, L.P., Guardian Realty Fund II, LLC, Keystone Property Fund II, L.P. and RREEF America REIT III, Inc. are provided on pages 32-45 of our private placement memorandum.  On March 31, 2006, we committed to invest in Parmenter Realty Fund III, L.P., a detailed description of which follows below.

Parmenter Realty Fund III, L.P.

Focus:	Value-oriented commercial office real estate investments in the southeastern and southwestern United States
Sponsor’s Formation Date:	1989
Sponsor’s Assets Under Management:	$375 million
Key Management:	Darryl W. Parmenter, Andrew R. Weiss & Stephen K. Bronner
Stated Minimum Investment:	$5 million
Commitment Period:	4 years from Final Closing Date
Term of Fund:	8 years with up to two, one-year extensions

Summary.  Parmenter Realty Partners (“Parmenter’ or the “Sponsor”) was founded in 1989 by Darryl W. Parmenter, to capitalize on the expertise he had developed over a 30 year career in the real estate field.  Parmenter currently has $375 million of real estate assets under management; and is headquartered in Miami, Florida.

Mr. Parmenter will manage the Fund along with Andrew R. Weiss and Stephen Bronner; together they are the managing principals of the General Partner (the “Managing Principals”).  Collectively, the Managing Principals have over 80 years or real estate experience.  Parmenter is a fully integrated real estate investment management company with real estate professionals located in Miami, Ft. Lauderdale, Jacksonville, Atlanta and Dallas.

Investment Philosophy.  Parmenter Realty Fund III, L.P. (the “Fund”) Primarily intends to make value-oriented investments in existing Class “A” office properties or Class “B” properties that can be enhanced to investment grade status in established commercial centers in the southern and southwestern regions of the United States. However, the Fund may invest in other geographic markets where significant opportunities exist. Although the Fund will focus primarily on the office sector, the Fund may target other sectors such as multi-family residential properties. The Partnership generally will seek to earn returns composed of modest current income as well as appreciation.

Parmenter plans to continue to employ an investment approach similar to the strategies successfully implemented in its prior funds.  Parmenter believes that the ongoing relationship between providers and consumers of real estate services has given a competitive advantage in accessing deal flow to entities such as Parmenter, that are known and respected in the network. In addition to the breadth of its network of contacts, Parmenter also has attracted quality, and sometimes preemptive, deal flow because it is known (i) to be technically competent, (ii) to compete seriously for properties in which it has a genuine and well-founded interest, (iii) to carry deals that it pursues to completion and (iv) to add value to the properties that it acquires.

Parmenter’s investment approach will focus on the following: assets in need of redevelopment or repositioning, assets with a substantial discount to replacement cost which generate positive cash flow after debt service; encumbered assets at discounts to original loan value; and assets facing distressed ownership caused by over-leverage and/or inadequate cash flow, as well as distressed ownership caused by poor management and/or large tenant vacancies.

Applying the Sponsor’s disciplined asset, risk and liability management as well as operational infrastructure to each phase of a particular investment’s lifecycle in order to maximize performance (including integrating these disciplines into the origination and underwriting phase of each new investment) will lead the Fund to achieve the best possible risk adjusted returns.

Parmenter Realty Fund III, L.P. (continued)

Investment Committee.

Darryl W. Parmenter, President and CEO — Mr. Parmenter formed Parmenter Realty Partners in 1989 to capitalize on the expertise he had developed over a 30 year career in real estate acquisition, development and management. As President of Parmenter Realty Partners, Mr. Parmenter directs the acquisition, development and management operations of the firm. Prior to forming Parmenter Realty Partners, Mr. Parmenter was a Managing Partner for 10 years with Lincoln Property Company and previously a senior investment broker for Coldwell Banker (CB Richard Ellis) in San Diego, Atlanta, and Miami. Mr. Parmenter has been an active member of the Urban Land Institute. He also served in the Marine Corps with combat command, reaching the rank of Captain.

Andrew R. Weiss, Managing Principal and Chief Operating Officer — Mr. Weiss, who has been active in the real estate industry since 1981, joined Parmenter Realty Partners in December 1995 as Managing Principal for the firm’s operations.  Mr. Weiss is involved in the strategic planning of the company as well as the management and financial operation of the assets under the control of Parmenter Realty Partners. Mr. Weiss also is responsible for the acquisition, disposition, financing and implementation of the annual strategic performance plans of each acquisition.  Prior to joining Parmenter Realty Partners, Mr. Weiss was a Director of Asset Services for Cushman & Wakefield from 1992 to 1995 and from 1984 to 1992, Mr. Weiss was the Chief Financial Officer of Greycoat USA, Inc., the New York subsidiary of Greycoat PLC, a U.K. public real estate company.

Stephen K. Bronner, Managing Principal — Mr. Bronner has over 25 years of real estate experience and is involved in the strategic planning of the company as well as being responsible for investment acquisitions, asset management, and investment sales in the central and southwestern regions of the U.S.. Mr. Bronner has structured acquisitions and/or financed transactions totaling in excess of $1.7 billion. Prior to joining Parmenter Realty Partners, he served as a senior acquisitions officer at Sarofim Realty 24 Advisors and Kennedy Associates Real Estate Counsel, Inc. as well as directing the real estate acquisition strategies at IBEX Institutional Advisors.

Lori Blue, Chief Financial Officer — Ms. Blue directs all accounting, finance, and treasury operations for Parmenter Realty Partners. Ms. Blue first worked with Darryl Parmenter in 1983 while he was a Managing Partner at Lincoln Property Company where she served as Regional Chief Financial Officer and Controller.  Prior to joining Lincoln Property Company, Ms. Blue was employed with Trammell Crow Company in Dallas and The Linpro Company in Philadelphia.  In addition to managing all aspects of various accounting departments, she has been involved in debt financings, real estate acquisitions, land and building sales and equity financings.

John Davidson, Managing Principal — Mr. Davidson has been involved with the acquisition, disposition, management and renovation of real estate focusing almost exclusively on the office sector for over 15 years. Since joining Parmenter Realty Partners, Mr. Davidson has been responsible for oversight and asset management for the southeast region of the U.S. and, in this capacity, oversees the leasing and management teams and directs the implementation of the business plan for each property in this region. He also has responsibility for acquisition due diligence and dispositions of assets within this region.  Formerly Mr. Davidson was a Managing Director of the Cardinals Crest Partners Family Office and has also has owned and operated a variety of mechanical and electrical contracting businesses.

CHANGES TO PRE-APPROVED UNDERLYING FUNDS

The Adviser retains complete discretion to determine the portion of the proceeds of this offering, if any, to invest in each Underlying Fund. The Adviser will approve and cause us to invest in additional Underlying Funds from time to time.

CUSTODIAN

The Fund has terminated its custody agreement pursuant to which the securities of the Managed Account are held by Wachovia Bank National Association (“Wachovia”), whose address is 123 South Broad Street, Mail Stop 4942, Philadelphia, PA 19109.  In lieu thereof, the Board of Directors of the Fund has approved a sub-custody agreement by and between the Fund’s primary custodian, SEI Private Trust Company (a savings association supervised by the Office of Thrift Supervision) and Wachovia.  As such, the securities in the Managed Account are now governed by the Safekeeping Custody Agreement dated October 19, 2004, by and between the Fund and SEI Private Trust Company.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits:

1.             Financial Statements

(1)                                  Audited Financial Statements as of (and for the period ended) March 31, 2006 (including a Statement of Assets and Liabilities, a Statement of Operations, a Statement of Changes in Net Assets, Financial Highlights and Notes to Financial Statements) which have been filed with the Registrant's annual report under the Investment Company Act of 1940 on Form N-CSR on May 30, 2006 (File no. 811-21479), are incorporated herein by reference.

2.             Exhibits

a.             Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit a of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

b.             Bylaws (Incorporated by reference to Exhibit b of the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on December 19, 2003).

c.             Not Applicable.

d.             Not Applicable.

e.             Not Applicable.

f.              Not Applicable.

g.1.          Form of Investment Advisory Agreement (Incorporated by reference to Exhibit g of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

g.2.          Form of Investment Sub-Advisory Agreement with Conning Asset Management Company (Incorporated by reference to Exhibit g.2 of Amendment No. 2 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on January 28, 2005).

h.             Not Applicable.

i.              Not Applicable.

j.1.           Form of Custodian Agreement (Incorporated by reference to Exhibit j of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

j.2.           Form of Custodian Agreement with Wachovia Bank, National Association (Incorporated by reference to Exhibit j.2 of Amendment No. 2 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on January 28, 2005).

j.3.           Form of Sub-Custody Agreement between SEI Private Trust Company and Wachovia Bank, National Association.

k.1.          Administration Agreement (Incorporated by reference to Exhibit k.1 of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

k.2.          Escrow Agreement (Incorporated by reference to Exhibit k.2 of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

k.3.                              Placement Agreement (Incorporated by reference to Exhibit k.3 of Amendment No. 11 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the Securities and Exchange Commission on February 23, 2006).

l.              Not Applicable.

m.            Not Applicable.

n.             Consent of Independent Registered Public Accounting Firm.

o.             Not Applicable.

p.             Not Applicable.

q.             Not Applicable.

r.              Code of Ethics (Incorporated by reference to Exhibit r of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

Item 26. Marketing Arrangements: Not Applicable.

Item 27. Other Expenses of Issuance and Distribution:

Legal fees and Accounting Fees	$415,000
Blue Sky fees	$13,000
Printing, Engraving and Offering	$190,000
Travel	$175,000
Miscellaneous	$57,000
Total	$850,000

Item 28. Persons Controlled by or Under Common Control with Registrant:

After completion of the private offering of shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Madison Harbor Capital Management, LLC, the adviser of the Registrant. Information regarding the ownership of Madison Harbor Capital Management, LLC will be set forth in its Form ADV, to be filed with the Commission.

In addition, upon completion of the Offering, no person is expected to have voting control over the Registrant.  However, to the extent that a Distributor’s voting discretion and/or dispositive power over the Registrant’s Shares exceeds 25% of such Shares outstanding, such Distributor may be deemed to control the Fund, within the meaning of the Investment Company Act of 1940. As such, the Registrant’s primary Distributor, Wells Fargo Investments, may be deemed to control the Fund within the meaning of the Investment Company Act of 1940.

Item 29. Number of Holders of Securities:

TITLE OF CLASS	NUMBER OF RECORDHOLDERS
Common Stock, par value $0.0001	215

Item 30. Indemnification:

Reference is made to Article VI, Sections 1 and 2 of the Registrant’s Amended and Restated Bylaws, which provide that the Registrant shall, to the maximum extent permitted by the Maryland General Corporation Law, the 1940 Act, and any other applicable law as in effect from time to time (collectively, “Law”), indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former Shareholders, (b) any individual who is a present or former director or officer of the Registrant or (c) any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former Shareholders, director or officer of the Registrant (an “INDEMNITEE”). The Registrant shall, to the maximum extent permitted by Law, provide such indemnification and advancement of expenses to a person who served a predecessor of the Registrant in any of the capacities described in (b) or (c) above (and such person shall also be deemed to be an “Indemnitee”). The Registrant shall also, to the maximum extent permitted by Law, provide such indemnification and advancement of expenses, with the approval of the Board of Directors, to any employee or agent of the Registrant or a predecessor of the Registrant (and such person shall also be deemed to be an “Indemnitee”).

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of , his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser:

The disclosure set forth under the section entitled “Management,” and the subsection entitled “Investment Adviser” therein, as set forth in the Private Placement Memorandum contained in this Post-Effective Amendment No. 11 to the Registration Statement is incorporated herein by reference.

Item 32. Location of Accounts and Records:

The Registrant maintains at its principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.

Item 33. Management Services:

Not Applicable.

Item 34. Undertakings:

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York on the 16th day of June, 2006.

MADISON HARBOR BALANCED STRATEGIES, INC.

By:	/s/ Edward M. Casal
Edward M. Casal
Chief Executive Officer